Mail Stop 4720

June 25, 2009

Yanhua Han
Chairman of the Board of Directors
Domain Registration Corp.
New Agriculture Development Park
Daquan Village, Tonghua County
Jilin Province, P.R. China 134115

Re: Domain Registration Corp.
Schedule 14C
Filed June 8, 2009
File No. 000-25487

Dear Mr. Han:

        We have completed our review of your preliminary proxy statement on
Schedule 14C and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Vincent J. McGill
        Eaton & Van Winkle LLP
        3 Park Avenue, 16th Floor
        New York, New York 10016
        Fax: 212-779-9928